UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGEACT OF 1934

For the month of May, 2023

Commission File Number:001-40401

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Oatly Group AB

(Translation of registrant’s name into English)

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Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reportsunder cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 25, 2023, Oatly Group AB (the “Company”) published a report announcing the results of its annual general meeting held on the same date, a copy of which is furnished as Exhibit 99.1.

Also on May 25, 2023, at the Company’s annual general meeting, Mr. Martin Brok was appointed to the board of directors of the Company, effective May 25, 2023. Mr. Brok will serve as a director until the close of the annual general meeting to be held in 2026 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Brok, 56, is a highly experienced global executive and business leader with over 35 years of experience in senior roles at some of the world’s best-known brands, including Sephora, Starbucks, Nike, Burger King Corporation and The Coca-Cola Company. He most recently served at Sephora, a division of the LVMH group of luxury brands, as its Global President and Chief Executive Officer from September 2020 to June 2022. Prior to that, he was President of the Europe, Middle East & Africa division of Starbucks Corporation from July 2016 to April 2020 after having served as Nike, Inc.’s Vice President of global product and merchandise operations & analytics from September 2014 to January 2016 and Chief Operating Officer Global of the direct-to-consumer business from August 2012 to August 2014. Mr. Brok also currently serves as a member of the board of directors of Revlon Inc. since May 2023 and Self Esteem Brands, LLC since May 2015. Mr. Brok has a Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business in 1988 and attended the Program for Management Development at Harvard Business School in 2000.

There are no transactions in which Mr. Brok has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Brok has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Brok will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Company’s annual report on Form 20-F filed with the SEC on April 20, 2023).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Oatly Group AB, dated May 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: May 25, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer